EXHIBIT 12

Pfizer Inc. And Subsidiary Companies
Ratio of Earnings to Fixed Charges

	Year Ended December 31,

(millions of dollars, except ratios)	2000	1999	1998	1997	1996

Determination of earnings:

Income from continuing operations before provision for

taxes on income and minority interests	$5,781	$6,945	$4,397	$3,979	$3,636

Less:

Minority interests	14	5	2	10	74

Adjusted income	5,767	6,940	4,395	3,969	3,562

Fixed charges	496	463	334	389	373

Total earnings as defined	$6,263	$7,403	$4,729	$4,358	$3,935

Fixed charges:

Interest expense (a)	$390	$364	$251	$315	$307

Rents (b)	106	99	83	74	66

Fixed charges	496	463	334	389	373

Capitalized interest	46	40	26	10	15

Total fixed charges	$542	$503	$360	$399	$388

Ratio of earnings to fixed charges	11.6	14.7	13.1	10.9	10.1

(a)	Interest expense includes amortization of debt discount and expenses.

(b)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases, which are not material.